Exhibit 99.1

9 August 2017

Motif Bio plc

(“Motif” or the “Company”)

Motif Bio’s second Phase 3 clinical trial in ABSSSI finishes patient treatment phase

Motif Bio plc (AIM/NASDAQ: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announced today that the last patient has completed the treatment phase in REVIVE-2, the second Phase 3 clinical trial investigating the safety and efficacy of iclaprim in patients with acute bacterial skin and skin structure infections (ABSSSI).

REVIVE-2 is a 600-patient double-blinded, global, multicentre trial in patients with ABSSSI that compares the safety and efficacy of an intravenous 80mg dose of iclaprim with vancomycin also administered intravenously at a dose of 15mg/kg. Treatments were administered every 12 hours for 5 to 14 days. REVIVE-2 followed the same protocol as REVIVE-1, which has completed with positive topline results announced on 18 April 2017.  As in REVIVE-1, the primary endpoint of REVIVE-2 is non-inferiority (10% margin) compared to vancomycin at the early time point, 48 to 72 hours after the start of administration of the study drug, in the intent-to-treat (ITT) patient population. Non-inferiority (10% margin) at the test of cure endpoint, 7 to 14 days after study drug discontinuation, in the ITT patient population will also be measured. The top-line data from REVIVE-2 are expected during the fourth quarter of 2017.

Successful results from the two REVIVE trials are expected to satisfy both US FDA and EMA requirements for regulatory submission for intravenous iclaprim in the treatment of ABSSSI. Submission of a New Drug Application (NDA) for iclaprim for the treatment of ABSSSI is anticipated in the first half of 2018.

Graham Lumsden, CEO of Motif Bio, commented: “The last patient treated in our REVIVE-2 trial is another key milestone for the Company that keeps us on track to be able to submit an NDA next year. We thank the patients and investigators who participated in REVIVE-2. We believe that iclaprim, if approved, could be an important option for hospitalised patients with ABSSSI, especially for those patients who also have kidney disease with or without diabetes. Unlike current standard of care antibiotics, in clinical trials to date, nephrotoxicity has not been observed with iclaprim and dosage adjustment has not been required in renally impaired patients.  It is estimated that up to 26% of the 3.6 million ABSSSI patients hospitalised annually in the U.S. have kidney disease.”

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Robert Dickey IV (Chief Financial Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

The Trout Group (US IR)	+1 (646)378-2938
Michael Gibralter	mgibralter@troutgroup.com

Notes to Editors

About Iclaprim

Iclaprim is a novel antibiotic that has a different and underutilised mechanism of action compared to other antibiotics. Iclaprim exhibits potent activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin resistant Staphylococcus aureus (MRSA). Iclaprim is rapidly bactericidal, achieving 99.9% in-vitro kill against MRSA within 4 to 6 hours of drug exposure versus 8 to 10 hours for vancomycin. To date, iclaprim has been studied in over 1,300 patients and healthy volunteers. Iclaprim is administered intravenously at a fixed dose with no dosage adjustment required in patients with renal impairment, or in obese patients. The iclaprim fixed dose may help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided and overall hospital treatment costs may be lower, especially in renally impaired patients.

About Motif Bio

Motif Bio plc (AIM: MTFB) is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA (methicillin-resistant Staphylococcus aureus). The Company’s lead product candidate, iclaprim, is being developed for high risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of acute bacterial skin and skin structure infections (ABSSSI), one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U. S. The Company believes that iclaprim is suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes, due to its underutilised mechanism of action, targeted spectrum of activity, low propensity for resistance development, fixed dose administration, clearance of inactive metabolites through the kidneys and favourable tolerability profile. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication and iclaprim has demonstrated initial evidence of efficacy in a Phase 2 trial in patients with HABP. Additionally, in a clinical study evaluating the tissue distribution of an IV dose of Iclaprim in relevant lung compartments, high concentrations were found in epithelial lining fluid and alveolar macrophages, achieving levels up to 20- and 40-fold higher, respectively, than in plasma. Iclaprim has been studied in an animal model of chronic pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Data will be presented at ID Week in October 2017. Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance of the NDA, iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of data exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.